

03020699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden hours per response. . . 0.15



RECD S.E.C.
MAY 28 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 5-28-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-98129
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)



PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, ____________________, 2003.

Wells Fargo Asset Securities Corporation
(Registrant)

By: ____________________
Name: Patrick Greene
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, ______, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

(Title)



Yield Table - Bond A-2

Settle as of 05/29/03

Bond Summary - Bond A-2			
Fixed Coupon:	5.500	Type:	PAC
Orig Bal:	10,000,000	PAC Range:	100-250 PSA
Factor:	1.0000000		
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	24	Cusip:	T1

	0.00 PSA		125.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		750.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101.56	5.41108	12.588	5.34587	8.810	5.30823	7.510	5.26823	6.491	5.21224	5.455	5.06262	3.824
101.81	5.39164		5.31809		5.27564		5.23052		5.16738		4.99861	
102.06	5.37227		5.29041		5.24316		5.19295		5.12266		4.93480	
102.31	5.35297		5.26282		5.21079		5.15549		5.07809		4.87119	
102.56	5.33373		5.23532		5.17852		5.11816		5.03366		4.80778	
102.81	5.31456	12.653	5.20792	8.850	5.14636	7.542	5.08095	6.518	4.98938	5.477	4.74456	3.836
103.06	5.29545		5.18060		5.11431		5.04385		4.94523		4.68153	
103.31	5.27641		5.15338		5.08236		5.00688		4.90123		4.61870	
103.56	5.25744		5.12624		5.05052		4.97003		4.85737		4.55606	
103.81	5.23853		5.09920		5.01877		4.93330		4.81364		4.49361	
104.06	5.21968	12.716	5.07224	8.890	4.98714	7.574	4.89668	6.545	4.77006	5.498	4.43135	3.849
Average Life	22.21698		12.84254		10.28055		8.47258		6.79254		4.42944	
First Pay	05/25/22		04/25/11		09/25/09		08/25/08		09/25/07		06/25/06	
Last Pay	12/25/32		12/25/32		12/25/32		12/25/32		11/25/32		03/25/25	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0344	1.0422	1.3066	1.6393	2.3926	3.4406	4.4406
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1888	1.4941	1.9268	2.3310	2.6826	3.2218	3.7481	4.1106	4.3081	4.5681	4.6906

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, *the assumptions described in the Offering Document.* Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond A-3

Settle as of 05/29/03

Bond Summary - Bond A-3			
Fixed Coupon:	5.500	Type:	PAC
Orig Bal:	15,580,000	PAC Range:	125-200 PSA
Factor:	1.0000000		
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	24	Cusip:	T1

	0.00 PSA		125.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		750.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100.62	5.48962	13.397	5.16852	2.503	5.11384	2.198	5.04959	1.923	4.97773	1.687	4.81457	1.320
100.88	5.47118		5.06987		5.00150		4.92118		4.83136		4.62747	
101.12	5.45282		4.97159		4.88954		4.79320		4.68549		4.44104	
101.38	5.43452		4.87366		4.77796		4.66565		4.54012		4.25526	
101.62	5.41628		4.77608		4.66677		4.53854		4.39524		4.07014	
101.88	5.39811	13.474	4.67885	2.518	4.55596	2.209	4.41186	1.932	4.25085	1.695	3.88567	1.327
102.12	5.38001		4.58197		4.44553		4.28561		4.10696		3.70184	
102.38	5.36197		4.48544		4.33548		4.15978		3.96355		3.51865	
102.62	5.34399		4.38925		4.22579		4.03437		3.82062		3.33611	
102.88	5.32608		4.29340		4.11648		3.90938		3.67817		3.15419	
103.12	5.30823	13.549	4.19790	2.532	4.00754	2.220	3.78481	1.941	3.53620	1.703	2.97291	1.334
Average Life	25.32768		2.80272		2.41933		2.09139		1.81800		1.40332	
First Pay	04/25/28		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	02/25/29		09/25/08		09/25/06		01/25/06		07/25/05		12/25/04	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0344	1.0422	1.3066	1.6393	2.3926	3.4406	4.4406
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1888	1.4941	1.9268	2.3310	2.6826	3.2218	3.7481	4.1106	4.3081	4.5681	4.6906

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond A-5

Settle as of 05/29/03

Bond Summary - Bond A-5			
Fixed Coupon:	5.500		
Orig Bal:	15,000,400		
Factor:	1.0000000		
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	24	Cusip:	T1

	0.00 PSA		125.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		750.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
98.00	5.68186	13.835	5.70661	11.450	6.56531	1.636	6.78132	1.345	7.02905	1.117	7.56550	0.817
98.25	5.66353		5.68447		6.41032		6.59285		6.80214		7.25520	
98.50	5.64528		5.66241		6.25592		6.40513		6.57616		6.94630	
98.75	5.62710		5.64043		6.10212		6.21814		6.35112		6.63879	
99.00	5.60898		5.61853		5.94890		6.03189		6.12699		6.33267	
99.25	5.59094	13.925	5.59671	11.514	5.79626	1.646	5.84637	1.355	5.90378	1.126	6.02791	0.825
99.50	5.57296		5.57496		5.64420		5.66158		5.68149		5.72452	
99.75	5.55505		5.55330		5.49271		5.47751		5.46010		5.42247	
100.00	5.53721		5.53171		5.34179		5.29415		5.23960		5.12177	
100.25	5.51943		5.51020		5.19144		5.11150		5.02000		4.82240	
100.50	5.50172	14.013	5.48876	11.577	5.04166	1.657	4.92956	1.364	4.80128	1.135	4.52435	0.833
Average Life	28.08472		19.78541		1.79239		1.45924		1.20353		0.87305	
First Pay	11/25/29		03/25/12		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	12/25/32		12/25/32		06/25/06		10/25/05		05/25/05		10/25/04	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0344	1.0422	1.3066	1.6393	2.3926	3.4406	4.4406
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1888	1.4941	1.9268	2.3310	2.6826	3.2218	3.7481	4.1106	4.3081	4.5681	4.6906

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Discount Margin Table - Bond A-6

Settle as of 05/29/03

Bond Summary - Bond A-6			
Initial Coupon:	2.900	Type:	Floater
Orig Bal:	39,714,400		
		Formula:	(1m LIBOR)+160.00bp
Factor:	1.0000000	Cap/Floor/Margin:	7.00/1.60/1.60
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	24	Cusip:	T1

	0.00 PSA Libor1m 1.300		125.00 PSA Libor1m 1.300		325.00 PSA Libor1m 1.300		400.00 PSA Libor1m 1.300		500.00 PSA Libor1m 1.300		750.00 PSA Libor1m 1.300	
Price	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration
99.62	160.947	18.944	161.225	14.645	170.469	1.714	172.785	1.403	175.435	1.162	181.161	0.847
99.88	159.644		159.539		156.063		155.192		154.195		152.042	
100.12	158.344		157.858		141.701		137.653		133.022		123.016	
Average Life	28.08472		19.78541		1.79239		1.45924		1.20353		0.87305	
First Pay	11/25/29		03/25/12		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	12/25/32		12/25/32		06/25/06		10/25/05		05/25/05		10/25/04	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0344	1.0422	1.3066	1.6393	2.3926	3.4406	4.4406
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1888	1.4941	1.9268	2.3310	2.6826	3.2218	3.7481	4.1106	4.3081	4.5681	4.6906

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond A-8

Settle as of 05/29/03

Bond Summary - Bond A-8			
Fixed Coupon:	5.500		
Orig Bal:	5,000,000		
Factor:	1.0000000		
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	24	Cusip:	T1

	0.00 PSA		125.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		750.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101.38	5.39401	10.237	5.23358	5.262	4.94805	2.817	4.85650	2.452	4.74713	2.124	4.51157	1.648
101.62	5.37007		5.18701		4.86104		4.75654		4.63170		4.36287	
101.88	5.34622		5.14062		4.77436		4.65695		4.51670		4.21473	
102.12	5.32245		5.09442		4.68800		4.55773		4.40212		4.06715	
102.38	5.29878		5.04841		4.60196		4.45886		4.28797		3.92012	
102.62	5.27520	10.307	5.00258	5.304	4.51624	2.835	4.36037	2.467	4.17423	2.137	3.77363	1.659
102.88	5.25171		4.95693		4.43084		4.26223		4.06090		3.62769	
103.12	5.22830		4.91146		4.34574		4.16445		3.94799		3.48230	
103.38	5.20499		4.86618		4.26096		4.06702		3.83549		3.33744	
103.62	5.18176		4.82107		4.17649		3.96995		3.72340		3.19311	
103.88	5.15861	10.376	4.77614	5.345	4.09233	2.853	3.87323	2.483	3.61172	2.150	3.04932	1.670
Average Life	17.03706		6.84511		3.19732		2.73526		2.33434		1.77589	
First Pay	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	08/25/30		09/25/20		06/25/10		02/25/09		01/25/08		08/25/06	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0344	1.0422	1.3066	1.6393	2.3926	3.4406	4.4406
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1888	1.4941	1.9268	2.3310	2.6826	3.2218	3.7481	4.1106	4.3081	4.5681	4.6906

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond A-14

Settle as of 05/29/03

Bond Summary - Bond A-14			
Fixed Coupon:	5.500		
Orig Bal:	30,000,000		
Factor:	1.0000000		
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	24	Cusip:	TI

	0.00 PSA		125.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		750.00 PSA	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
100.50	5.47854	10.188	5.39810	5.232	5.25515	2.804	5.20931	2.441	5.15453	2.114	5.03648	1.641
100.75	5.45427		5.35085		5.16700		5.10804		5.03758		4.88579	
101.00	5.43010		5.30380		5.07917		5.00714		4.92108		4.73568	
101.25	5.40602		5.25694		4.99168		4.90662		4.80500		4.58613	
101.50	5.38203		5.21027		4.90451		4.80648		4.68936		4.43715	
101.75	5.35813	10.258	5.16379	5.275	4.81766	2.823	4.70670	2.457	4.57415	2.128	4.28873	1.652
102.00	5.33432		5.11750		4.73114		4.60729		4.45936		4.14087	
102.25	5.31061		5.07139		4.64494		4.50825		4.34499		3.99356	
102.50	5.28698		5.02547		4.55906		4.40957		4.23104		3.84681	
102.75	5.26344		4.97973		4.47350		4.31125		4.11751		3.70060	
103.00	5.24000	10.328	4.93417	5.316	4.38825	2.841	4.21329	2.472	4.00440	2.141	3.55493	1.662
Average Life	17.03706		6.84511		3.19732		2.73526		2.33434		1.77589	
First Pay	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	08/25/30		09/25/20		06/25/10		02/25/09		01/25/08		08/25/06	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0344	1.0422	1.3066	1.6393	2.3926	3.4406	4.4406
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1888	1.4941	1.9268	2.3310	2.6826	3.2218	3.7481	4.1106	4.3081	4.5681	4.6906

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond A-9

Settle as of 05/29/03

Bond Summary - Bond A-9			
Fixed Coupon:	5.500		
Orig Bal:	100,000,000		
Factor:	1.0000000		
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	24	Cusip:	T1

	0.00 PSA		125.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		750.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100.67	5.46675	10.716	5.39562	6.179	5.25720	3.384	5.20398	2.882	5.14012	2.447	5.00670	1.860
100.92	5.44372		5.35569		5.18427		5.11835		5.03924		4.87403	
101.17	5.42078		5.31594		5.11165		5.03305		4.93875		4.74185	
101.42	5.39792		5.27636		5.03931		4.94808		4.83864		4.61018	
101.67	5.37516		5.23695		4.96727		4.86344		4.73890		4.47900	
101.92	5.35248	10.791	5.19771	6.238	4.89553	3.411	4.77913	2.903	4.63955	2.463	4.34832	1.873
102.17	5.32989		5.15864		4.82407		4.69515		4.54057		4.21813	
102.42	5.30738		5.11973		4.75290		4.61149		4.44196		4.08843	
102.67	5.28496		5.08100		4.68201		4.52815		4.34373		3.95921	
102.92	5.26263		5.04243		4.61141		4.44513		4.24586		3.83047	
103.17	5.24037	10.865	5.00402	6.297	4.54109	3.439	4.36243	2.924	4.14835	2.480	3.70221	1.885
Average Life	18.53209		8.75421		4.01284		3.31131		2.74579		2.03178	
First Pay	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	07/25/32		06/25/29		11/25/16		01/25/13		12/25/09		07/25/07	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0344	1.0422	1.3066	1.6393	2.3926	3.4406	4.4406
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1888	1.4941	1.9268	2.3310	2.6826	3.2218	3.7481	4.1106	4.3081	4.5681	4.6906

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond A-12

Settle as of 05/29/03

Bond Summary - Bond A-12			
Fixed Coupon:	5.500		
Orig Bal:	16,919,000		
Factor:	1.0000000		
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	24	Cusip:	T1

	0.00 PSA		125.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		750.00 PSA	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
102.47	5.32167	11.640	5.26387	9.389	5.19718	7.670	5.17849	7.295	5.15246	6.830	4.97275	4.747
102.72	5.30083		5.23804		5.16555		5.14524		5.11694		4.92163	
102.97	5.28007		5.21230		5.13403		5.11209		5.08154		4.87068	
103.22	5.25939		5.18665		5.10262		5.07906		5.04625		4.81987	
103.47	5.23877		5.16109		5.07131		5.04613		5.01107		4.76922	
103.72	5.21824	11.709	5.13562	9.442	5.04010	7.704	5.01331	7.325	4.97600	6.856	4.71871	4.760
103.97	5.19777		5.11024		5.00899		4.98059		4.94104		4.66836	
104.22	5.17738		5.08495		4.97799		4.94798		4.90619		4.61815	
104.47	5.15706		5.05975		4.94708		4.91547		4.87144		4.56809	
104.72	5.13681		5.03463		4.91628		4.88307		4.83681		4.51818	
104.97	5.11663	11.777	5.00960	9.493	4.88558	7.738	4.85077	7.355	4.80229	6.881	4.46841	4.773
Average Life	20.24641		14.42118		10.56628		9.81917		8.94625		5.65336	
First Pay	06/25/08		06/25/08		06/25/08		06/25/08		06/25/08		11/25/07	
Last Pay	12/25/32		12/25/32		12/25/32		12/25/32		11/25/32		05/25/25	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0344	1.0422	1.3066	1.6393	2.3926	3.4406	4.4406
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1888	1.4941	1.9268	2.3310	2.6826	3.2218	3.7481	4.1106	4.3081	4.5681	4.6906

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "*Offering Document*"). *Information* contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been *independently verified* by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information *contained in the Offering Document*).

Yield Table - Bond B-2

Settle as of 05/29/03

Bond Summary - Bond B-2			
Fixed Coupon:	5.500		
Orig Bal:	3,003,000		
Factor:	1.0000000		
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	24	Cusip:	A

	0.00 PSA		125.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		750.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99.08	5.61484	10.799	5.62687	8.753	5.64055	7.203	5.64436	6.865	5.64867	6.517	5.65705	5.935
99.33	5.59162		5.59822		5.60573		5.60782		5.61019		5.61479	
99.58	5.56849		5.56968		5.57104		5.57141		5.57184		5.57267	
99.83	5.54545		5.54125		5.53646		5.53513		5.53362		5.53069	
100.08	5.52250		5.51293		5.50201		5.49898		5.49553		5.48884	
100.33	5.49965	10.876	5.48472	8.811	5.46769	7.241	5.46295	6.898	5.45757	6.547	5.44714	5.959
100.58	5.47688		5.45661		5.43348		5.42704		5.41973		5.40557	
100.83	5.45419		5.42861		5.39939		5.39126		5.38203		5.36413	
101.08	5.43160		5.40071		5.36543		5.35560		5.34445		5.32283	
101.33	5.40909		5.37292		5.33158		5.32006		5.30699		5.28166	
101.58	5.38667	10.952	5.34523	8.868	5.29785	7.278	5.28464	6.932	5.26966	6.577	5.24063	5.982
Average Life	18.99903		13.58688		10.00533		9.31120		8.63614		7.58896	
First Pay	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	12/25/32		12/25/32		12/25/32		12/25/32		12/25/32		06/25/31	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0344	1.0422	1.3066	1.6393	2.3926	3.4406	4.4406
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1588	1.4941	1.9268	2.3310	2.6826	3.2218	3.7481	4.1106	4.3081	4.5681	4.6906

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond B-5

Settle as of 05/29/03

Bond Summary - Bond B-5			
Fixed Coupon:	5.500		
Orig Bal:	751,000		
Factor:	1.0000000		
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	24	Cusip:	B

	0.00 PSA		125.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		750.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
57.50	11.61291	7.464	12.86298	6.365	14.15305	5.587	14.50403	5.409	14.90359	5.218	15.68964	4.872
57.75	11.55532		12.79542		14.07606		14.42449		14.82114		15.60134	
58.00	11.49817		12.72834		13.99957		14.34547		14.73920		15.51357	
58.25	11.44146		12.66173		13.92358		14.26694		14.65778		15.42633	
58.50	11.38518		12.59559		13.84807		14.18892		14.57686		15.33962	
58.75	11.32932	7.592	12.52991	6.455	13.77306	5.650	14.11139	5.466	14.49644	5.269	15.25342	4.916
59.00	11.27389		12.46469		13.69852		14.03434		14.41652		15.16774	
59.25	11.21887		12.39992		13.62446		13.95777		14.33708		15.08257	
59.50	11.16427		12.33559		13.55087		13.88168		14.25813		14.99789	
59.75	11.11007		12.27171		13.47774		13.80607		14.17966		14.91372	
60.00	11.05626	7.718	12.20826	6.543	13.40507	5.711	13.73091	5.522	14.10166	5.320	14.83003	4.958
Average Life	18.99903		13.58688		10.00533		9.31120		8.63614		7.58896	
First Pay	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	12/25/32		12/25/32		12/25/32		12/25/32		12/25/32		03/25/30	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0344	1.0422	1.3066	1.6393	2.3926	3.4406	4.4406
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1888	1.4941	1.9268	2.3310	2.6826	3.2218	3.7481	4.1106	4.3081	4.5681	4.6906

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond B-6

Settle as of 05/29/03

Bond Summary - Bond B-6			
Fixed Coupon:	5.500		
Orig Bal:	750,991		
Factor:	1.0000000		
Factor Date:	05/25/03	Next Pmt:	06/25/03
Delay:	24	Cusip:	NR

	0.00 PSA		125.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		750.00 PSA	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
26.25	26.74747	3.548	29.30537	3.482	31.85001	3.387	32.56004	3.355	33.38508	3.314	35.06649	3.223
26.50	26.48590		29.03860		31.57567		32.28302		33.10461		34.77800	
26.75	26.22934		28.77654		31.30587		32.01049		32.82862		34.49397	
27.00	25.97765		28.51905		31.04047		31.74235		32.55697		34.21427	
27.25	25.73069		28.26599		30.77934		31.47845		32.28957		33.93879	
27.50	25.48832	3.728	28.01725	3.630	30.52238	3.512	31.21870	3.473	32.02628	3.426	33.66741	3.323
27.75	25.25041		27.77271		30.26948		30.96298		31.76700		33.40004	
28.00	25.01684		27.53224		30.02052		30.71117		31.51163		33.13656	
28.25	24.78749		27.29574		29.77539		30.46319		31.26007		32.87688	
28.50	24.56224		27.06311		29.53401		30.21893		31.01221		32.62090	
28.75	24.34097	3.907	26.83424	3.774	29.29627	3.631	29.97830	3.587	30.76797	3.534	32.36853	3.419
Average Life	18.99903		13.58688		10.00533		9.31120		8.63614		7.58896	
First Pay	06/25/03		06/25/03		06/25/03		06/25/03		06/25/03		06/25/03	
Last Pay	12/25/32		12/25/32		12/25/32		12/25/32		12/25/32		03/25/30	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0344	1.0422	1.3066	1.6393	2.3926	3.4406	4.4406
Coupon			1.6250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1888	1.4941	1.9268	2.3319	2.6826	3.2218	3.7481	4.1106	4.3081	4.5681	4.6906

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).